UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             REQUEST FOR WITHDRAWAL








Date of Request: May 15, 2002

                       Northwoods Development Corporation
                       ----------------------------------
             (Exact name of registrant as specified in its charter)

Nevada                                                               76-2943709
------                                                               ----------
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                              Identification No.)

1402 Monte Drive, Mandan, North Dakota                                    58554
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(Address of principal executive offices)                             (Zip Code)

                                  (701)663-0807
              (Registrant's Telephone Number, Including Area Code)


Securities Act registration statement file number to which this form relates:
333-73944

ITEM 1. Withdrawal of Registration Statement.

On November 23, 2001, Northwoods Development Corporation, a Nevada corporation, filed a Registration Statement on Form SB-2, File No. 333-73944, with the Securities and Exchange Commission. The Board of Directors of Northwoods Development Corporation, have determined that it is the best interests of the company and its shareholders to request a withdrawal of the Registration Statement on Form SB-2, File No. 333-73944. None of the shares being offered pursuant to the registration statement have been offered or sold.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Mandan in North Dakota, on May __, 2002.


                                       Northwoods Development Corporation,
                                       a Nevada corporation


                                       By:      /s/ Mark Setterlund
                                                --------------------------
                                                Mark Setterlund
                                       Its:     President